                                        Filed by Amgen Inc. Pursuant to Rule 425
                                                under the Securities Act of 1933
                                        and deemed filed pursuant to Rule 14a-12
                                       under the Securities Exchange Act of 1934

                                            Subject Company: Immunex Corporation
                                                     Commission File No. 0-12406


This filing relates to the proposed acquisition ("Acquisition") by Amgen Inc. ("Amgen") of Immunex Corporation ("Immunex") pursuant to the terms of an Agreement and Plan of Merger, dated as of December 16, 2001 (the "Merger Agreement"), by and among Amgen, AMS Acquisition Inc. and Immunex. The Merger Agreement is on file with the Securities and Exchange Commission as an exhibit to the Current Report on Form 8-K filed by Amgen on December 17, 2001 and is incorporated by reference into this filing.

The following is an article included in Amgen's Weekly News distributed to Amgen's staff by email on January 18, 2002:

Wall Street Journal B2, January 17, 2002
Washington Post, A21, January 17, 2002
Financial Times, P16, January 17, 2002

Immunex Gains in FDA Approval for New Enbrel(R) Application

The Food and Drug Administration's approval of the use of Immunex's Enbrel for psoriatic arthritis has been a boost for Immunex's sales, says the Financial Times, also helps Amgen explain the acquisition to investors. Immunex said it plans to expand its manufacturing capacity to keep up with soaring demand. The company reported adding 1,000 new patients a week. Psoriatic arthritis is a painful marriage of joint swelling and scaly red skin lesions, previously treated by medicines borrowed from other drugs. Hopefully, now that there is an approved medicine, awareness of the illness will rise among physicians and the public, facilitating for quicker diagnosis and treatment. A rheumatologist said the approval would now ease the way for patients to get insurance approval for the $12,000-a-year medicine. An analyst for UBS Warburg said the FDA approval is "ultimately a positive for Amgen."

Additional Information and Where to Find It
-------------------------------------------

In connection with Amgen's proposed acquisition of Immunex, Amgen and Immunex intend to file with the SEC a joint proxy statement/prospectus and other relevant materials. INVESTORS AND SECURITY HOLDERS OF AMGEN AND IMMUNEX ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND THE OTHER RELEVANT MATERIALS WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT AMGEN, IMMUNEX AND THE ACQUISITION. The joint proxy statement/prospectus and other relevant materials (when they become available), and any other documents filed by Amgen or Immunex with the SEC, may be obtained free of charge at the SEC's web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by Amgen by directing a request to: Amgen Inc., One Amgen Center Drive, Thousand Oaks, CA 91320-1799, Attn: Investor Relations. Investors and security holders may obtain free copies of the documents filed with the SEC by Immunex by contacting Immunex's Investor Relations department at 51 University Street, Seattle, WA 98101. Investors and security holders are urged to read the joint proxy statement/prospectus and the other relevant materials when they become available before making any voting or investment decision with respect to the acquisition.

Amgen, Immunex and their respective executive officers and directors may be deemed to be participants in the solicitation of proxies from the stockholders of Amgen and Immunex in favor of the acquisition. Information about the executive officers and directors of Amgen and their ownership of Amgen common stock is set forth in the proxy statement for Amgen's 2001 Annual Meeting of Stockholders, which was filed with the SEC on April 4, 2001. Information about the executive officers and directors of Immunex and their ownership of Immunex common stock is set forth in the proxy statement for Immunex's 2001 Annual Meeting of Shareholders, which was filed with the SEC on March 16, 2001. Investors and security holders may obtain more detailed information regarding the direct and indirect interests of Amgen, Immunex and their respective executive officers and directors in the acquisition by reading the joint proxy statement/prospectus regarding the acquisition when it becomes available.

Forward-Looking Statements
--------------------------

This document contains forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995, including statements about Amgen's anticipated acquisition of Immunex. These statements are based on management's current expectations and beliefs and are subject to a number of risks, uncertainties and assumptions that could cause actual results to differ materially from those described in the forward-looking statements. All statements other than statements of historical fact are statements that could be deemed forward-looking statements. For example, statements of expected consequences of FDA approval of certain products are forward-looking statements. Risks, uncertainties and assumptions include the possibility that the Immunex acquisition is terminated or that there are unexpected delays in obtaining Securities and Exchange Commission or other regulatory approvals; that the market for the sale of certain products and services may not develop as expected; that development of these products and services may not proceed as planned; that prior to the closing of the proposed acquisition, the businesses of the companies suffer due to uncertainty; that the parties are unable to successfully execute their integration strategies, or achieve planned synergies; and other risks that are described in the Securities and Exchange Commission reports filed by Amgen, including its most recent Form 10-Q.

Because forward-looking statements involve risks and uncertainties, actual results and events may differ materially from results and events currently expected by Amgen and Immunex. Amgen and Immunex assume no obligation and expressly disclaim any duty to update information contained in this document except as required by law.

                                       2